Exhibit (a)(1)(G)

January 27, 2016

ROOT9B TECHNOLOGIES, INC.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

To the Holders of the Original Warrants:

As you know, Root9B Technologies, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $1.10 per share of common stock, upon the terms set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of January 11, 2016 (the “Offer to Amend and Exercise”). The warrants subject to the Offer to Amend and Exercise are outstanding warrants to purchase 4,358,724 shares of the Company’s common stock (the “Warrant Shares”) at an exercise price of $1.125 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on December 26, 2012, January 25, 2013 and February 26, 2013 (the “Original Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials comprised of an Offer to Amend and Exercise together with the Election to Consent, Participate and Exercise Warrant, form of Amended Warrant and Notice of Withdrawal (collectively, the “Offering Materials”), each dated January 11, 2016, were previously provided to you. Since the mailing of the offering materials, the Company has received comments to the offering materials from the Securities and Exchange Commission (the “SEC”). In response to the SEC’s comments, we have amended the Schedule TO and made the following changes to the Offering Materials:

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We have supplemented the Offering Materials to include the Company’s pro forma financial information for the period ended September 30, 2015 and the Company’s summary financial information as of September 30, 2015 and December 31, 2014.

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Notwithstanding the requirement that you complete and return to the Company an Accredited Investor Questionnaire in order to participate in the Offer to Amend and Exercise, we would like to call your attention to the fact that you are not required to be an accredited investor in order to participate in the Offer to Amend and Exercise.

To participate in the Offer to Amend and Exercise and exercise an amended warrant (the “Amended Warrant”) to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 11:59 p.m. (Eastern Standard Time) on February 9, 2016, as may be extended by the Company in its sole discretion (the “Expiration Date”), the following: (i) a signed and completed copy of the enclosed Election to Consent, Participate and Exercise Warrant, (ii) a signed and completed copy of the enclosed Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Loss and Indemnification Agreement) for cancellation, and (iv) cash in the amount equal to $1.10 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date, promptly following the Expiration Date, we intend to notify the warrant agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. However, if we have not accepted your tendered Original Warrants and other Acceptance and Exercise Documents by March 9, 2016, which is the fortieth business day from the commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after March 9, 2016. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time and attention.

Very truly yours,

Root9B Technologies, Inc.
Joseph J. Grano, Jr.
Chief Executive Officer

Enclosure:

Quarterly Report on Form 10-Q for the period ended September 30, 2015

Pro Forma Financial Information and Summary Financial Information

The following tables present unaudited pro forma condensed financial data for the Company disclosing the effect of the Offer to Amend and Exercise on the Company’s:

(i)	balance sheet as of September 30, 2015;

(ii)	statement of income and earnings per share for the quarterly period ended September 30, 2015; and

(iii)	book value per share as of September 30, 2015.

In preparing this pro forma condensed financial data the Company assumed that all holders of Original Warrants elected to participate in the Offer to Amend and Exercise for all 4,358,724 warrant shares eligible to participate in such Offer to Amend and Exercise and that the Offer to Amend and Exercise was completed as of the end of the quarterly period ended September 30, 2015. The pro forma condensed financial data is presented for informational and illustrative purposes only. The data does not purport to represent what our consolidated financial data would have been if the Offer to Amend and Exercise was completed for all eligible warrant shares as of September 30, 2015, and the data does not purport to project our future consolidated statement of operations or financial position. Numbers are in thousands, except for share and per share data.
	Three Months Ended September 30, 2015			Nine Months Ended September 30, 2015

Statement of Operations Data	Actual	Adjustment	Pro-Forma	Actual	Adjustment	Pro-Forma

Net Revenue	$6,637,849		$6,637,849	$24,122,081		$24,122,081

Loss From Operations	$(3,549,806)		$(3,549,806)	$(9,359,737)		$(9,359,737)

Net Loss	$(4,025,862)	$(325,000)	$(4,350,862)	$(4,448,019)	$(325,000)	$(4,773,019)

Net Loss Available to Common Stockholders	$(4,025,862)	$(325,000)	$(4,350,862)	$(4,854,391)	$(325,000)	$(5,179,391)

Net Loss per Share:
Basic	$(0.05)	$(0.01)	$(0.06)	$(0.07)	$(0.01)	$(0.08)
Diluted	$(0.05)	$(0.01)	$(0.06)	$(0.07)	$(0.01)	$(0.08)

Ratio of Earnings to Fixed Charges	(22.10)		(24.05)	(4.75)		(5.02)

* Estimated fees related to this transaction

	As of September 30, 2015
Balance Sheet Data	Actual	Adjustments	Pro-Forma
Current assets	$7,361,693	$4,469,596	$11,831,289
Non-current assets	$25,726,490		$25,726,490
Current liabilities	$7,487,835		$7,487,835
Noncurrent Liabilities	$3,437,131	$(1,948,350)	$1,488,781
Stockholders' Equity	$22,163,217	$6,417,946	$28,581,163
Common Stock shares outstanding	75,031,760	4,358,724	79,390,484

* Assumes all warrants are sold in the tender offer totaling $4,794,596 less $325,000 in estimated fees related to the tender offer

Book value per share at September 30, 2015 was $0.01. The pro forma book value per share at September 30, 2015 is $0.10.

Summary Financial Information

The following tables set forth our summary statement of operations data for the fiscal year ended December 31, 2014, and our summary balance sheet data as of December 31, 2014. Our statement of operations and balance sheet data for the fiscal year ended December 31, 2014 was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on March 30, 2015 as amended on March 31, 2015 (the “10-K”). Our statement of operations data for the nine months ended September 30, 2015 and our balance sheet data as of September 30, 2015 were derived from our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015 (the “10-Q”). In the opinion of management the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The results indicated below and elsewhere in this Offer to Amend and Exercise are not necessarily indicative of our future performance. You should read this information together with our consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes included in the 10-K and the 10-Q.

BALANCE SHEET DATA	September 30, 2015 (Unaudited)	December 31, 2014 (Audited)
Total current assets	$7,361,693	$4,998,498
Total liabilities	$10,924,966	$17,345,165
Stockholders’ equity	$22,163,217	$(5,480,525)

OPERATING DATA	Nine Months Ended September 30, 2015 (Unaudited)	Year Ended December 31, 2014 (Audited)

Net revenue	$24,122,081	$20,175,488
Net loss available to common stockholders	$(4,854,391)	$(26,033,922)
Net loss per share:
Basic	$(0.07)	$(0.86)
Diluted	$(0.07)	$(0.86)